Aron Izower Direct Phone: +1 212 549 0393 Email: aizower@reedsmith.com	Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 Tel +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

February 3, 2017

Ms. Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Function(x) Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 19, 2017

File No. 333-215188

Dear Ms. Wray:

On behalf of Function(x) Inc. (the “Company”), we are writing to respond to the comments raised by the staff in a letter dated February 2, 2017, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on January 19, 2017 (the “Registration Statement”). In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission.

1.          We note that you filed free writing prospectuses on January 19, 2017 and January 23, 2017. Please tell us how you believe you met the filing and delivery conditions in Securities Act Rule 433(b)(2)(i) with respect to these FWPs, given that the prospectus you have on file does not appear to meet the requirements of Section 10 of the Securities Act because it omits the volume or amount of shares being offered.

While we believe the use of the free writing prospectuses was permissible, we have amended the Registration Statement to add a risk factor related to the contingent liability if a court were to find that the Company’s use of the free writing prospectuses filed January 19, 2017 and January 23, 2017 were in violation of Section 5 of the Securities Act. In addition, the Company intends to re-circulate a preliminary prospectus that contains the volume or amount of shares being offered to each recipient of the free writing prospectuses.

2.          Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your current summary appears lengthy and repeats much of the information fully discussed in the MD&A and business sections. Consider and identify those aspects of the offering and your company that are most significant and highlight these points in plain, clear language, and revise accordingly. See Instruction to Item 503(a) to Regulation S-K.

Ms. Katherine Wray

February 3, 2017

We have revised the summary in response to the comment to ensure that it focuses on and highlights the most significant information.

3.          We note the revenue growth chart on page 3, which presents your monthly digital publishing revenue through December 2016, but you have not included financial statements through December 31, 2016. To the extent you include partial and preliminary financial results in the prospectus prior to effectiveness, please explain why you can provide only partial and preliminary financial information at the time of the offering, and expand this presentation to include narrative disclosure that puts this information in context, including disclosure of your net losses to date.

We have revised the Summary, MD&A and Business sections in response to this comment to include additional context as well as net losses to date and to provide additional disclosure as to why the Company is only able to include partial and preliminary financial information.

4.          Please expand your disclosure to explain how you measure page views and how page views are distinguished from visits.

We have revised the disclosure relating to pageviews in response to the comment.

5.          We note your statement that if the restructuring transactions are not consummated, then it could become more difficult to complete this offering. Please explain why it would be more difficult to complete the offering if the restructuring transactions are not consummated, and tell us whether the offering is contingent on completing the restructuring transactions.

We have revised the risk factor in response to this comment to remove the reference to the offering. We also note that the offering is not contingent on the completion of the restructuring transaction.

6.          We note this risk factor added in response to prior comment 1 regarding the market overhang that may result from resales of your common stock in concurrent offerings. Please revise to specify the number of shares that may be offered for resale in the concurrent registered offerings and indicate the number of such shares that are issuable upon exercise or conversion of other securities.

We have revised the risk factor in response to this comment and also to reflect the proposed redemption of the debentures in connection with this offering, which will substantially reduce the number of shares issuable to the debenture holders.

7.          We note the Forms D filed on January 17, 2017 with the following accession numbers: 0000725876-17-000003, 0000725876-17-000004, 0000725876-17-000005, 0000725876- 17-000007 and 0000725876-17-000008. Please tell us to which transactions these Forms D relate. In this regard, we were unable to locate the Forms D that relate to the MGT Sports Exchange Agreement transactions.

Ms. Katherine Wray

February 3, 2017

Please see the chart below showing which Form D relates to which transaction.

Description	Form D Accession #
MGT Sports Exchange Agreement	0000725876-17-000003
Kuusamo Exchange Agreement	0000725876-17-000004
Trade Payables (to Coda Search)	0000725876-17-000005
Sillerman Advisor Private Offering	0000725876-17-000006
Trade Payables (to IRTH)	0000725876-17-000007
Acquisition of Rant, Inc.	0000725876-17-000008
Private Placement of Debentures	0000725876-17-000009
Note Exchange Agreement dated August 22, 2016	0000725876-17-000010

8.          Please provide an opinion of counsel with respect to whether the representatives’ warrants covered by your registration statement are binding obligations of the company under the law of the jurisdiction governing the warrants.

We have included a revised legal opinion as Exhibit 5.1 in response to this comment.

9.          Please revise the disclosure throughout the registration statement to reflect appropriate amounts, and do not rely on disclosure that all numbers are presented in thousands unless otherwise disclosed.

We have revised the registration statement in response to this comment.

Should you have any questions or comments regarding the response set forth herein, or require any additional information, please do hesitate to contact me at (212) 549-0393. Thank you for your time and attention.

Very truly yours,

/s/ Aron Izower

Aron Izower